Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	09:58 02-Dec-05

RNS Number:0392V
Wolseley PLC
02 December 2005

The following share purchase (notified to the Company on 1 December 2005) was made under the Wolseley plc Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 July 2005, which was paid on 30 November 2005.

Director's Name	No. of shares purchased	Purchase price per share in pence

Robert M. Walker	30	1241.9891

Mr Walker now holds 2,190 ordinary shares of 25p each in the capital of the Company.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel

This information is provided by RNS
The company news service from the London Stock Exchange

END